

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 3, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.45% Non-Cumulative Perpetual Preferred Stock, Series E, of REGIONS FINANCIAL CORPORATION, under the Exchange Act of 1934.

Sincerely,